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                                                                     EXHIBIT 6.1

                       JOHN MARTIN TERMINATION AGREEMENT


     This John Martin Termination Agreement (the " Agreement") is made and entered into this 1st day of March, 2001 (the "Effective Date") by and among John Martin ("Martin"), Joseph Teresi ("Teresi") and Easyriders, Inc. (the "Company") with reference to the following facts:

                                R E C I T A L S

     A. On or about September 23, 1998, Martin purchased from the Company 2,395,823 shares of the Company's common stock for a purchase price $7,300,000. The $7,300,000 purchase price was evidenced by two promissory notes executed by Martin in favor of the Company; one note, the "Martin Mirror Note" in the principal amount of $5,000,000 and the other Note, the "Martin Note" in the original principal amount of $2,300,000. No principal payments have been made on said notes. The value of the Company's common stock has declined significantly since the date of the transaction pursuant to which Martin purchased shares of the Company's stock using the Martin Mirror Note and the Martin Note. At the same time as the above described stock purchase, Martin also purchased for $5,000,000 cash an additional 1,640,974 shares of the Company's common stock. Since the date of the stock purchases described hereinabove, Martin has acquired additional shares of the Company's common stock such that he now owns an aggregate of 7,392,364 shares of the Company's common stock.

     B. Teresi is a director and the largest shareholder of the Company. The Company is indebted to Teresi pursuant to, among other things, a Limited Recourse Promissory Note dated September 23, 1998, payment of which is secured by the Martin


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Mirror Note.  Amendment or cancellation of the Martin Mirror Note requires the consent of Teresi.

     C. Martin presently serves as Chairman of the Board and is also an employee and director of the Company. In his capacity as an employee of the Company, Martin is the beneficiary of both an annual incentive plan and a long term incentive plan pursuant to which the Company, depending on the results of future operations and activities, may have significant liability to Martin. The Company is further indebted to Martin for certain accrued salaries, bonuses and expense reimbursements.

     D. The parties hereto desire that (i) Martin terminate his positions as an employee and director of the Company, (ii) Martin release the Company from certain accrued obligations and (iii) the potential future obligations of the Company under the above referenced incentive plans be eliminated.

     E. Martin is separately entering into an agreement (the "Stock Purchase Agreement") with Teresi pursuant to which Martin will sell shares of the Company's common stock to Teresi at the same price as Martin is transferring shares to the Company hereunder.

     IT IS THEREFORE AGREED AS FOLLOWS:

     1. Pursuant to Internal Revenue Code Section 108(e)(5), the purchase money debt incurred by Martin, (including any interest which has accrued with respect thereto) which is described in Recital A above and is evidenced by the Martin Note and the Martin Mirror Note is hereby reduced to $1,200,000. To effect this reduction the Martin Mirror Note is hereby cancelled in its entirety as though fully paid and the outstanding amount owing on the Martin Note is hereby reduced to $1,200,000.

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Teresi hereby consents to cancellation of the Martin Mirror Note.

     2. Upon the Effective Date of this Agreement and concurrently with the debt reduction (the "Debt Reduction") described in Section 1 above, John Martin hereby resigns as an employee, officer and director of the Company. In connection with such resignation Martin hereby waives and releases the Company from any obligation with respect to the payment to him of any accrued salary, bonuses or expense reimbursement to which he might otherwise presently be entitled except for payment to or for the benefit of Martin of the amounts described in paragraph 3 below; the Company hereby acknowledges that upon execution of this Agreement and consummation of the transactions described herein, Martin will not be indebted to the Company for any amounts, and that Martin will continue in accordance with the Company's director's and officer's liability insurance and its articles and bylaws to be protected to the maximum extent permitted by law from any loss, cost, expense, liability or claim (including attorneys fees in defending any such claim) arising out of or related to his conduct or activity as an employee, officer or director of the Company. On the Effective Date: (a) Martin shall tender to the Company the resignations of those directors designated by Martin under the Stockholder's Voting Agreement between Martin and Teresi dated September 23, 1998 (the "Voting Agreement"), namely, William Prather, Wayne Knyal and Daniel Gallery, and (b) thereafter the Voting Agreement shall be deemed null, void, and of no further force or effect.

     3. Within thirty (30) days following the Debt Reduction, Martin shall deliver to the Company 4,500,000 shares (at a value of $.20 per share) in satisfaction of $900,000 of the remaining

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$1,200,000 indebtedness of Martin to the Company under the Martin Note. At such time as Martin receives from Teresi the $300,000 amount referred to in the Stock Purchase Agreement, Martin shall pay such amount to the Company in full satisfaction of his remaining indebtedness to the Company under the Martin Note; at the same time the Company will pay to Martin $4,617.00 to reimburse certain agreed upon expenses. The Company further agrees to pay in full certain invoices due the law firm of Palmieri, Tyler, Wiener, Wilhelm & Waldron ("PTWWW") in the aggregate amount of $12,779.50 representing legal services rendered on behalf of Martin to which he was entitled to reimbursement by the Company. The Company agrees to make the payments to PTWWW at a rate of at least $2000 per month, until paid in full, with the first payment being made upon execution of this Agreement.

     4. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous agreements between them with respect thereto.

     5. Each of the parties and their permitted successors and assigns shall execute and deliver any and all additional documents and writings and shall perform any and all other acts that may be necessary or expedient in connection with the consummation of any matter covered by this Agreement.

     6. In any action between the parties seeking enforcement of any of the terms and provisions of this Agreement, or in connection with any matters coverage herein, the prevailing party in such action shall be awarded, in addition to damages, its reasonable costs and expenses, including attorneys' fees and fees of expert witnesses.

SIGNATURE PAGE FOLLOWS

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                    EASYRIDERS, INC.


                                    By:   /s/ J. Robert Fabregas
                                          ----------------------
                                          J. Robert Fabregas

                                          Its:  Chief Executive Officer


                                    By:   /s/ Mark S. Dodge
                                          ----------------------
                                          Mark S. Dodge
                                          Its:  Secretary


                                          /s/ John Martin
                                     ---------------------------
                                          John Martin


                                         /s/ Joseph Teresi
                                     ---------------------------
                                         Joseph Teresi

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